UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): June 12, 2007

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On June 12, 2007, Cleco Corporation ("Cleco") announced that the Federal Energy Regulatory Commission (the "FERC") approved a Stipulation and Consent Agreement (the "Agreement") between the FERC's Office of Enforcement ("Enforcement") and Cleco and certain of its subsidiaries that resolves issues related to Enforcement's nonpublic investigation into Cleco's compliance with provisions of a July 2003 FERC-approved Stipulation and Consent Agreement (the "2003 Agreement"). The 2003 Agreement settled the FERC investigation following Cleco's disclosure in November 2002 of certain energy marketing and trading practices.

The terms of the Agreement, include, but are not limited to: (i) payment of a civil penalty of $2.0 million, which payment may not be passed through, directly or indirectly, to any present of future customers or ratepayers, and (ii) adherence to a new one-year compliance plan. The financial impact of the civil penatly has been fully accrued by Cleco as of the end of the first quarter of 2007. A copy of the Agreement is attached to this Current Report as Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

99.1 The Federal Energy Regulatory Commission Order, issued June 12, 2007, approving the Stipulation and Consent Agreement between the Office of Enforcement of the Federal Energy Regulatory Commission and Cleco Power LLC, Cleco Support Group LLC, and Cleco Midstream Resources LLC.

99.2 Stipulation and Consent Agreement by and among the Staff of the Office of Enforcement of the Federal Energy Regulatory Commission and Cleco Corporation, Cleco Power LLC, Cleco Midstream Resources LLC, Cleco Evangeline LLC, Acadia Power Partners, LLC and Cleco Support Group LLC.

99.3 Press Release issued June 12, 2007 by Cleco Corporation regarding its settlement with the Federal Energy Regulatory Commission regarding compliance issues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: June 14, 2007   By: /s/ Kathleen F. Nolen
                                                    Kathleen F. Nolen
                                                    Senior Vice President, Chief Financial
                                                    Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: June 14, 2007   By: /s/ Kathleen F. Nolen
                                                    Kathleen F. Nolen
                                                    Senior Vice President, Chief Financial
                                                    Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	The Federal Energy Regulatory Commission Order, issued June 12, 2007, approving the Stipulation and Consent Agreement between the Office of Enforcement of the Federal Energy Regulatory Commission and Cleco Power LLC, Cleco Support Group LLC, and Cleco Midstream Resources LLC.
99.2	Stipulation and Consent Agreement by and among the Staff of the Office of Enforcement of the Federal Energy Regulatory Commission and Cleco Corporation, Cleco Power LLC, Cleco Midstream Resources LLC, Cleco Evangeline LLC, Acadia Power Partners, LLC and Cleco Support Group LLC.
99.3	Press Release issued June 12, 2007 by Cleco Corporation regarding its settlement with the Federal Energy Regulatory Commission regarding compliance issues.